Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259833

PROSPECTUS SUPPLEMENT No. 3

January 3, 2022

(To Prospectus dated October 1, 2021)

NUTRIBAND INC.

1,056,000 Units, Each Consisting of One Share of Common Stock and a

Warrant to Purchase One Share of Common Stock

    This prospectus supplement further supplements and updates the prospectus dated October 1, 2021, relating to our offering through underwriters of 1,056,000 units (each a “Unit”), each Unit consisting of one share of common stock, par value $0.001 per share, and one warrant (each a “Warrant”) at a price of $6.25 per Unit. Each Warrant is immediately exercisable, will entitle the holder to purchase one share of common stock at an exercise price of $7.50 and will expire three (3) years from the date of issuance. The shares of common stock and Warrants may be transferred separately immediately upon issuance. The public offering price per share of common stock was determined by us at the time of pricing. All of the shares included in this offering are being sold by us.

    This prospectus supplement incorporates into such prospectus the information (other than information that is furnished and not deemed filed) contained in our attached: (1) Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on December 14, 2021; and (2) Current Report on Form 8-K, filed December 30, 2021.

    Our common stock trades on The Nasdaq Capital Market under the ticker symbol “NTRB” and our warrants trade on the Nasdaq under the ticker symbol “NTRBW”. On December 31, 2021, the closing sale price of our common stock as reported by Nasdaq was $10.08 per share and the closing price of our warrants was $3.60 per warrant.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus supplement is January 3, 2022

ANNEX 1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-55654

NUTRIBAND INC.

(Exact name of registrant as specified in its charter)

NEVADA	81-1118176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 South Orange Ave., Suite 1500, Orlando, FL	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The number of shares outstanding of the issuer’s common stock, par value $0.001 per share, was 7,773,962 shares as of December 13, 2021.

NUTRIBAND INC.

i

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Certain information and footnote disclosures required under accounting principles generally accepted in the United States of America have been condensed or omitted from the following financial statements pursuant to the rules and regulations of the Securities and Exchange Commission.

The results of operations for the three and nine months ended October 31, 2021 and 2020 are not necessarily indicative of the results for the entire fiscal year or for any other period.

NUTRIBAND INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	October 31,	January 31,
	2021	2021
ASSETS	(Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$5,485,344	$151,993
Accounts receivable	146,411	109,347
Inventory	124,937	52,848
Prepaid expenses	191,820	-
Total Current Assets	5,948,512	314,188

PROPERTY & EQUIPMENT-net	989,997	1,076,626

OTHER ASSETS:
Goodwill	7,529,875	7,529,875
Intangible assets-net	959,367	1,006,730

TOTAL ASSETS	$15,427,751	$9,927,419

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$644,543	$940,612
Deferred revenue	239,582	86,846
Notes payable-related party, net	-	1,402,523
Finance lease liabilities-current portion	106,031	24,740
Notes payable-current portion	14,119	113,885
Total Current Liabilities	1,004,275	2,568,606

LONG-TERM LIABILITIES:
Note payable-net of current portion	104,601	150,063
Finance lease liabilities-net of currnt portion	-	96,804
Total Liabilities	1,108,876	2,815,473

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 250,000,000 shares authorized; 7,743,963 and 6,256,770 shares issued and outstanding as of October 31, 2021 and January 31, 2021, respectively	7,744	6,257
Additional paid-in-capital	28,487,341	18,871,098
Subscription payable	66,900	70,000
Accumulated other comprehensive loss	(304)	(304)
Accumulated deficit	(14,242,806)	(11,835,105)
Total Stockholders’ Equity	14,318,875	7,111,946

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,427,751	$9,927,419

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	For the		For the
	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2021	2020	2021	2020

Revenue	$283,037	$391,797	$930,264	$595,611

Costs and expenses:
Cost of revenues	173,694	228,772	529,300	420,648
Research and development expenses	161,000	-	161,000	-
Selling, general and administrative expenses	1,486,784	203,976	2,575,611	589,224
Total Costs and Expenses	1,821,478	432,748	3,265,911	1,009,872

Loss from operations	(1,538,441)	(40,951)	(2,335,647)	(414,261)

Other income (expense):
Gain (loss) on extinguishment of debt	-	-	43,214	(12,500)
Early prepayment fee on convertible debentures	-	-	-	(69,131)
Gain on change of fair value of derivative	-	-	-	22,096
Interest expense	(33,380)	(1,618)	(115,268)	(206,836)
Total other income (expense)	(33,380)	(1,618)	(72,054)	(266,371)

Loss before provision for income taxes	(1,571,821)	(42,569)	(2,407,701)	(680,632)

Provision for income taxes	-	-	-	-

Net loss	(1,571,821)	(42,569)	(2,407,701)	(680,632)

Deemed dividend related to warrant round-down	(196,589)	-	(196,589)	-

Net loss attributable to common shareholders	$(1,768,410)	$(42,569)	$(2,604,290)	$(680,632)

Net loss per share of common stock-basic and diluted	$(0.27)	$(0.01)	$(0.40)	$(0.12)

Weighted average shares of common stock outstanding - basic and diluted	6,505,249	5,517,188	6,586,921	5,495,423

Other Comprehensive Income (Loss):

Net loss	$(1,768,410)	$(42,569)	$(2,604,290)	$(680,632)

Foreign currency translation adjustment	-	-	-	-
Total Comprehensive Loss	$(1,768,410)	$(42,569)	$(2,604,290)	$(680,632)

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Nine Months Ended October 31, 2021

					Accumulated
		Common Stock		Additional	Other
		Number of		Paid In	Comprehensive	Accumulated	Subscription
	Total	shares	Amount	Capital	Income (Loss)	Deficit	Payable
Balance, February 1, 2021	$7,111,946	6,256,772	$6,257	$18,871,098	$(304)	$(11,835,105)	$70,000

Common stock issued for proceeds and payment for license	640,000	81,396	81	699,919	-	-	(60,000)

Proceeds from sale of common stock and warrants in public offering	5,836,230	1,056,000	1,056	5,835,174	-	-	0

Proceeds from exercise of warrants	2,062,500	275,000	275	2,062,225	-	-	0

Cashless exercise of warrants	-	14,869	15	(15)	-	-	0

Issuance of common stock for note payable	100,000	17,182	17	99,983	-	-	0

Common stock issued for services	466,900	18,102	18	409,982	-	-	56,900

Common stock issued for settlement of liabilities	144,000	24,642	25	143,975

Warrants issued for services	365,000	-	-	365,000	-	-	-

Settlement of warrant round down	196,589	-	-	196,589	-	-	-

Deemed dividend from warrants	(196,589)	-	-	(196,589)	-	-	-

Net loss for the nine months ended October 31, 2021	(2,407,701)	-	-	-	-	(2,407,701)	-

Balance, October 31, 2021	$14,318,875	7,743,963	$7,744	$28,487,341	$(304)	$(14,242,806)	$66,900

Nine Months Ended October 31, 2020

					Accumulated
		Common Stock		Additional	Other
		Number of		Paid In	Comprehensive	Accumulated	Subscription
	Total	shares	Amount	Capital	Income (Loss)	Deficit	Payable
Balance, February 1, 2020	$175,433	5,441,100	$5,441	$9,072,573	$(304)	$(8,902,277)	$-

Issuance of common stock for services	50,000	5,000	5	49,995	-	-	-

Sale of commonstock for cash	515,108	46,828	47	515,061	-	-	-

Conversion of debt for common stock	287,500	25,000	25	287,475	-	-	-

Issuance of common stock for acquisition	6,000,000	608,581	609	5,999,391	-	-	-

Reclassification of warrants from liability to equity	906,678	-	-	906,678	-	-	-

Net loss for the nine months ended October 31, 2020	(680,632)	-	-	-	-	(680,632)	-

Balance, October 31, 2020	$7,254,087	6,126,509	$6,127	$16,831,173	$(304)	$(9,582,909)	$-

Three Months Ended October 31, 2021

					Accumulated
		Common Stock		Additional	Other
		Number of		Paid In	Comprehensive	Accumulated	Subscription
	Total	shares	Amount	Capital	Income (Loss)	Deficit	Payable
Balance, July 31, 2021	$7,316,066	6,356,270	$6,356	$19,980,999	$(304)	$(12,670,985)	$-

Proceeds from sale of common stock and warrants in public offering	5,836,230	1,056,000	1,056	5,835,174	-	-	-

Proceeds from exercise of warrants	2,062,500	275,000	275	2,062,225	-	-	-

Cashless exercise of warrants	-	14,869	15	(15)	-	-	-

Issuance of common stock for note payable	100,000	17,182	17	99,983	-	-	-

Common stock issued for services	66,900	-	-	-	-	-	66,900

Common stock issued for settlement of liabilities	144,000	24,642	25	143,975

Warrants issued for services	365,000	-	-	365,000	-	-	-

Settlement of warrant round down	196,589	-	-	196,589	-	-	-

Deemed dividend from warrants	(196,589)	-	-	(196,589)	-	-	-

Net loss for the three months ended October 31, 2021	(1,571,821)	-	-	-	-	(1,571,821)	-

Balance, October 31, 2021	$14,318,875	7,743,963	$7,744	$28,487,341	$(304)	$(14,242,806)	$66,900

Three Months Ended October 31, 2020

					Accumulated
		Common Stock		Additional	Other
		Number of		Paid In	Comprehensive	Accumulated	Subscription
	Total	shares	Amount	Capital	Income (Loss)	Deficit	Payable
Balance, July 31, 2020	$1,296,656	5,517,928	$5,518	$10,831,782	$(304)	$(9,540,340)	$-

Issuance of common stock for acquisition	6,000,000	608,581	609	5,999,391	-	-	-

Net loss for the three months ended October 31, 2020	(42,569)	-	-	-	-	(42,569)	-

Balance, October 31, 2020	$7,254,087	6,126,509	$6,127	$16,831,173	$(304)	$(9,582,909)	$-

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	October 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(2,407,701)	$(680,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid on behalf of the Company by related party	-	3,628
Depreciation and amortization	235,380	83,562
Amortization of debt discount	97,477	202,500
Gain on change in fair value of derivative	-	(22,096)
Early prepayment fee on convertible debentures	-	69,131
Amortization of right of use asset	-	9,610
(Gain) loss on extinguisment of debt	(43,214)	12,500
Stock-based compensation	754,400	50,000
Changes in operating assets and liabilities:
Accounts receivable	(37,064)	(76,066)
Prepaid expenses	(114,320)	20,167
Inventories	(72,089)	3,404
Deposit on sales	152,736	91,166
Operating lease liability	-	(10,050)
Accounts payable and accrued expenses	(142,394)	29,267
Net Cash Used In Operating Activities	(1,576,789)	(213,909)

Cash flows from investing activities:
Cash received from acquisition	-	66,994
Purchase of equipment	(51,388)	-
	(51,388)	66,994
Cash flows from financing activities:
Proceeds from sale of common stock	583,000	515,108
Proceeds from sale of common stock in public offering	5,836,230	-
Proceeds from exercise of warrants	2,062,500	-
Proceeds from notes payable	-	194,870
Payment on convertible debt	-	(339,131)
Payment on note payable	(4,689)	(5,635)
Payment on related party note payable	(1,500,000)	-
Payment on finance leases	(15,513)	(2,391)
Proceeds from related parties	-	11,567
Payment of related party payables	-	(44,262)
Net Cash Provided by Financing Activities	6,961,528	330,126

Effect of exchange rate on cash	-	-

Net change in cash	5,333,351	183,211

Cash and cash equivalents - Beginning of period	151,993	10,181

Cash and cash equivalents - End of period	$5,485,344	$193,392

Supplementary information:

Cash paid for:
Interest	$9,447	$7,488

Income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:

Common stock issued for settlement of notes payable	$100,000	$287,500

Common stock issued for prepaid consulting	$400,000	$-

Non-cash payment for license agreement	$57,000	$-

Derivative liability warrant reclassed to equity	$-	$906,678

Common stock issued for subscription payable	$70,000	$-

Common stock and note issued in acquisition	$-	$7,500,000

Settlement of liabilities for common stock	$144,000	$-

Deemed dividend in connection with warrant round down	$196,589	$-

Cashless exercise of warrant	$15	$-

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

as of and for the Nine Months Ended October 31, 2021 and 2020

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Nutriband Inc. (the “Company”) is a Nevada corporation, incorporated on January 4, 2016. In January 2016, the Company acquired Nutriband Ltd, an Irish company which was formed by the Company’s chief executive officer in 2012 to enter the health and wellness market by marketing transdermal patches. References to the Company relate to the Company and its subsidiaries unless the context indicates otherwise.

On August 1, 2018, the Company acquired 4P Therapeutics LLC (“4P Therapeutics”) for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000, and a royalty of 6% on all revenue generated by the Company from the abuse deterrent intellectual property that had been developed by 4P Therapeutics payable to the former owner of 4P Therapeutics. The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics.

4P Therapeutics is engaged in the development of a series of transdermal pharmaceutical products, that are in the preclinical stage of development. Prior to the acquisition of 4P Therapeutics, the Company’s business was the development and marketing of a range of transdermal consumer patches. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval by the Food and Drug Administration (the “FDA”). The Company is not presently taking any steps to seek FDA approval of its consumer transdermal products and its consumer products are not being marketed in the United States.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became the Company’s principal business. The Company’s approach is to use generic drugs that are off patent and incorporate them into the Company’s transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, the Company needs to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

On August 25, 2020, the Company formed Pocono Pharmaceuticals Inc. (“Pocono Pharmaceuticals”), a wholly owned subsidiary of the Company. On August 31, 2020, the Company acquired certain assets and liabilities associated with the Transdermal, Topical, Cosmetic, and Nutraceutical business of Pocono Coated Products LLC (“PCP”). The net assets were contributed to Pocono Pharmaceuticals. Included in the transaction the Company also acquired 100% of the membership interests of Active Intelligence LLC (“Active Intelligence”). See Note 2 for further details of the acquisition.

Pocono Pharmaceuticals is a coated products manufacturing entity organized to take advantage of unique process capabilities and experience. Pocono helps their customer with product design and development along with manufacturing to bring new products to market with minimal capital investment. Pocono Pharmaceutical’s competitive edge is a low-cost manufacturing base: a result of its unique processes and state of the art material technology. Active Intelligence manufactures activated kinesiology tape. The tape has transdermal and topical properties. This tape is used as the same as traditional kinesiology tape.

In December 2019, COVID-19 emerged and has subsequently spread world-wide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mediating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining people who may have been exposed to the virus. The effect of these orders, government imposed quarantines and measures the Company would take, such as work-at-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and disruptions in our operations could negatively impact our business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Statements

The consolidated balance sheet as of October 31, 2021, and the consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the periods presented have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders’ equity and cash flows for all periods presented have been made. The results for the nine months ended October 31, 2021, are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Nutriband’s Annual Report on Form 10-K for the year ended January 31, 2021.

Certain information and footnote disclosures required under generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted from these consolidated financial statements pursuant to the rules and regulations, including the interim reporting requirements of the U.S. Securities and Exchange Commission (“SEC”). The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in our consolidated financial statements and accompanying footnotes. Actual results could differ from estimates.

The Company’s significant accounting policies are summarized in Note 1 in the Company’s Annual Report on Form 10-K for the year ended January 31, 2021. There were no significant changes to these accounting policies during the nine months October 31, 2021.

Going Concern

As of October 31, 2021, the Company believes the substantial doubt about its status as a going concern has been resolved. The going concern conditions that caused substantial doubt no longer exist as the Company has positive cash flow during the last quarter and as of October 31, 2021, has positive working capital. In October 2021, the Company consummated a public offering and received net proceeds of $5,836,230. The Company also received $2,026,500 of proceeds from the exercise of warrants. Management retired most of its debt and other current obligations. Management has implemented other plans to alleviate the substantial doubt. These plans include a substantial increase in projected sales commitments. These factors did not exist in prior years during its start-up operations. The Company’s recent history of losses has continued but future positive cash flow projections due to its management’s plans which includes its acquisition in the latter part of 2020 will enable the Company to alleviate the substantial doubt about the Company’s ability to continue as a going concern. Management’s plans have been currently implemented. The plans enable the Company to meet its obligations for at least one year from the date when the financial statements are issued.

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. The operations of 4P Therapeutics are included in the Company’s financial statements from the date of acquisition of August 1, 2018, and the operations of Pocono and Active Intelligence are included in the Company’s financial statements from the date of acquisition of September 1, 2020. The wholly owned subsidiaries are as follows:

Nutriband Ltd.

4P Therapeutics LLC

Pocono Pharmaceuticals Inc.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018 and determined no cumulative effect adjusted to retained earnings was necessary upon adoption. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Revenue Types

The following is a description of the Company’s revenue types, which include professional services and sale of goods:

●	Service revenues include the contract of research and development related services with the Company’s clients in the life sciences field on an as-needed basis. Deliverables primarily consist of detailed findings and conclusion reports provided to the client for each given research project engaged.

●	Product revenues are derived from the sale of the Company’s consumer transdermal and coated products. Upon the reception of a purchase order, we have the order filled and shipped.

Contracts with Customers

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Deferred Revenue

Deferred revenue is a liability related to a revenue producing activity for which revenue has not been recognized. The Company records deferred revenue when it receives consideration from a contract before achieving certain criteria that must be met for revenue to be recognized in conformity with GAAP.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the Company’s different revenue service types, the performance obligation is satisfied at different times. The Company’s performance obligations include providing products and professional services in the area of research. The Company recognizes product revenue performance obligations in most cases when the product has shipped to the customer. When we perform professional service work, we recognize revenue when we have the right to invoice the customer for the work completed, which typically occurs over time on a monthly basis for the work performed during that month.

All revenue recognized in the income statement is considered to be revenue from contracts with customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by type and by geographical location. See the tables:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2021	2020	2021	2020
Revenue by type
Sale of goods	$183,037	$347,216	$724,288	$467,986
Services	100,000	44,581	205,976	127,625
Total	$283,037	$391,797	$930,264	$595,611

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2021	2020	2021	2020
Revenue by geographic location:
United States	$283,037	$155,083	$843,664	$238,127
Foreign	-	236,714	86,600	357,484
	$283,037	$391,797	$930,264	$595,611

Accounts receivable

Trade accounts receivables are recorded at the net invoice value and are not interest bearing. The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-applicable accounts. For the nine months ended October 31, 2021 and 2020, the Company recorded no bad debt expense for doubtful accounts related to account receivable.

Inventories

Inventories are valued at the lower of cost and reasonable value determined using the first-in, first-out (FIFO) method. Net reasonable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in process is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity). As of October 31, 2021, 100% of the inventory consists of raw materials.

Property, Plant and Equipment

Property and equipment represent an important component of the Company’s assets. The Company depreciates its plant and equipment on a straight-line basis over the estimated useful life of the assets. Property, plant and equipment is stated at historical cost. Expenditures for minor repairs, maintenance and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred. All major additions and improvements are capitalized. Depreciation is computed using the straight-line method. The lives over which the fixed assets are depreciated range from 3 to 20 years as follows:

Lab Equipment	5-10 years
Furniture and fixtures	3 years
Machinery and equipment	10-20 years

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisitions have also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceeds their fair value. The Company does not amortize goodwill in accordance with ASC 350. On August 31, 2020, in connection with the Company’s acquisition of Pocono Coated Products LLC and Active Intelligence LLC, the Company recorded Goodwill of $5,810,640. As of October 31, 2021, Goodwill amounted to $7,529,875.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between the fair market value of the long-lived asset and the related book value.

Earnings per Share

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period.  Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. Potential shares of common stock consist of shares issuable upon the exercise of outstanding options and common stock purchase warrants. As of October 31, 2021, and 2020, there were 1,347,928 and141,830 common stock equivalents outstanding, that were not included in the calculation of dilutive earnings per share as their effect would be anti-dilutive.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of February 1, 2019, pursuant to ASC 2018-07, ASC 718 was applied to stock-based compensation for both employees and non-employees.

Research and Development Expenses

Research and development expenses are expensed as incurred.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosure” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Level 1	-Observable inputs such as quoted market prices in active markets.

Level 2	-Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3	-Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, and accrued expenses approximate their fair value due to the short maturities of these financial instruments.

Recent Accounting Standards

The Company has implemented all new pronouncements, including the adoption of ASU 2018-13, ASU 2019-12 and ASU 2020-06, that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements or results of operations.

3.	ACQUISITION OF BUSINESS

On August 31, 2020, the Company entered into a Purchase Agreement (“Agreement”), with Pocono Coated Products (“PCP”), pursuant to which PCP agreed to sell the Company certain of the assets and liabilities associated with its Transdermal, Topical, Cosmetic, and Nutraceutical business, including: (1) all the equipment, intellectual property and trade secrets, cash balances, receivables, bank accounts and inventory, free and clear of all liens, except for certain lease obligations, and (2), a 100% membership interest in Active Intelligence, LLC (collectively the “Assets”). The net assets acquired were contributed to Pocono Pharmaceuticals Inc, a newly formed wholly owned subsidiary of the Company. The purchase price for the Assets was (i) $6,085,180 paid with the issuance of 608,519 shares in the Company’s common stock of Nutriband at a value of the average price of the previous 90 days at the date of Closing (the “Shares”), and (ii) a promissory note of the Company, net of debt discount, in the principal amount, of $1,332,893 (the Note”) which is due upon the earlier of (a) twelve (12) months from issuance, or (b) immediately following a capital raise of not less than $4,000,000 and/or a public offering of no less than $4,000,000. Michael Myer, the CEO of PCP, has been elected to the Board of Directors of the Company for period of one year at the annual meeting of shareholders of the Company held in October 2020.

The Agreement provides that it is effective August 31, 2020, on which date the parties also entered into an escrow agreement (the “Escrow Agreement”), with legal counsel serving as the escrow agent, providing for holding of the Note, certificate for the shares, and title to the Assets (held in a special purpose subsidiary) as collateral security for completion of all closing conditions under the Agreement. On that date, the parties also entered into a security agreement granting PCP a security interest in all proceeds of the Assets held as collateral under the Escrow Agreement.

The purpose of the Company entering into the transaction is to enhance the transdermal products operations of the Company. The fair value of consideration given was allocated to the net tangible assets acquired. Under U.S. GAAP, both the PCP segment and Active Intelligence were considered to be businesses and, as such, the transaction was accounted for under the acquisition method of accounting.

Details of the net assets acquired are as follows:

Fair value
Recognized on
Acquisition
Common stock issued	$6,085,180
Note payable issued	1,332,893
$7,418,073

Cash	$66,994
Accounts receivable	1,761
Inventory	42,613
Equipment and fixtures	1,056,935
Customer base	177,600
Intellectual property and trademarks	583,200
Goodwill	5,810,640
Accounts payable and accrued expenses	(26,104)
Deferred revenue	(26,851)
Debt	(268,715)
Net assets acquired	$7,418,073

The following unaudited pro forma condensed financial information presents the combined results of operations of the Company and the two businesses acquired from PCP, Pocono and Active Intelligence, as if the acquisition occurred as part of the beginning of cash period presented. The unaudited pro forma condensed financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition occurred at the beginning of the period presented and should not be taken as being representation of the future consolidated results of operations of the Company.

	Nine Months Ended
	October 31,
	2020
	As Reported	Proforma
Net revenue	$595,611	$2,167,208

Net loss	(680,632)	(609,741)

Loss per common share - basic and diluted	(0.12)	(0.10)

4.	PROPERTY AND EQUIPMENT

	October 31,	January 31,
	2021	2021
Lab equipment	$144,585	$144,585
Machinery and equipment	1,099,524	1,056,935
Furniture and fixtures	28,442	19,643
	1,272,551	1,221,163
Less: Accumulated depreciation	(282,554)	(144,537)
Net Property and Equipment	$989,997	$1,076,626

Depreciation expense amounted to $138,017 and $55,760 for the nine months ended October 31, 2021 and 2020, respectively.

5.	NOTES PAYABLE/CONVERTIBLE DEBT

Notes Payable

On March 21, 2020, the Coronavirus Aid Relief and Economic Security Act (“CARES ACT” was enacted. The CARES ACT established the Paycheck Protection Program (“PPP”) which funds small businesses through federally guaranteed loans. Under the PPP, companies are eligible for forgiveness of principal and interest if the proceeds are used for eligible payroll costs, rent and utility costs. On June 17, 2020, the Company’s subsidiary, 4P Therapeutics, was advanced $34,870 under the PPP, all of which was forgiven as of April 30, 2021. The Company recorded a gain on the extinguishment of debt of $34,870 during the nine months ended October 31, 2021.

In July 2020, a minority shareholder made an additional loan to the Company in the amount of $100,000. The loan is interest- free and due upon demand. In October 2021, the loan was converted into 17,182 common shares of the Company. The shares were issued at fair market value and no gain or loss was recorded for the transaction.

Active Intelligence, the Company’s newly acquired subsidiary, entered into an agreement with the Carolina Small Business Development Fund for a line of credit of $160,000 due October 16, 2029, with interest of 5% per year. The amount assumed in Note 3 was $139,184. The loan requires monthly payments of principal and interest of $1,697. During the nine months ended October 31, 2021, principal and interest payments of $8,344 were forgiven under the Cares Act. The amount, $8,344, has been recorded as a gain on the forgiveness of debt. As of October 31, 2021, the amount due was $118,720, of which $14,119 is current.

Finance Leases

Pocono has two finance leases secured by equipment. The leases mature in 2025 and 2026. The incremental borrowing rate is 5.0%. As of October 31, 2021, the amount due on the leases was $106,031, all of which was paid in November 2021.

Related Party Payable

On August 31, 2020, in connection with the Company’s acquisition of Pocono Products LLC, the Company issued to Pocono Coated Products LLC a promissory note, net of debt discount, in the amount of $1,332,893 with interest accruing at an annual rate of 0.17%, due on August 28, 2021, or immediately following the earlier of a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. Pocono Coated Products LLC, a related party, is a shareholder of the Company. During the nine months ended October 31, 2021, the Company recorded amortization of debt discount of $97,477. In October 2021, the note in the amount of $1,500,000 was paid in full.

Convertible Debt

On October 30, 2019, the Company entered into a securities purchase agreement with two investors pursuant to which the Company issued to the investors (i) 6% one-year convertible promissory notes in the principal amount of $270,000 and (ii) three-year warrant to purchase 50,000 shares of common stock at an exercise price equal to the lesser of (i) $20.90 or (ii) if the Company completes a public offering, 110% of the initial public offering price of the common stock in the public offering. The loans contained an original issue discount of $20,000 resulting in gross proceeds from this financing of $250,000.

The notes are convertible at a conversion price equal to the lesser of (i) the per share price of our common stock offered in a public offering or (ii) the variable conversion price, which is defined as 70% of the lowest trading price of the common stock during the 20 trading days preceding the date of conversion. The conversion price and the percentage of the trading price is subject to downward adjustment in the event the Company fails to comply with the obligations under the notes. The Company has the right to prepay the notes during the 180 days following the issuance of the notes at a premium of 115% of the outstanding principal and interest during the 60 days following the date of issuance of the note, which percentage increases to 125% during the remainder of the 180-day period. The Company is required to pay the notes one business day after the closing of the first to occur of (a) the next public offering of the Company’s securities or (b) the next private placement of the Company’s equity or debt securities in which the Borrower received net proceeds of at least $1.0 million, (c) issuance of securities pursuant to an equity line of credit or (d) a financing with a bank or other institutional lender.

The embedded conversion option qualified for derivative accounting and bifurcation under ASC 815-15 Derivative and Hedging. The initial fair of the conversion feature was $128,870 and the fair value of the warrants in connection with the notes were valued at $888,789 and were recorded based on their relative fair values. A debt discount to the note payables of $270,000 and an initial derivative expense of $767,650 was recorded.

The debt discount will be amortized over the life of the note. Amortization of the debt discount for the nine months ended October 31, 2020, was $202,500.

On March 25, 2020, the Company prepaid the convertible notes in the principal amount of $270,000 from the proceeds of a private placement. The total payments, including a prepayment fee of $69,131 and accrued interest, was $345,565. As a result of the payment of the notes, the derivative liability, which was $928,774 as of January 31, 2020, was reduced to zero. The warrants are no longer a derivative liability based on the notes being paid in full.

Interest expense for the nine months ended October 31, 2021was $115,268 including the amortization of the debt discount of $97,477 and interest expense of $17,791. Interest expense for the nine months ended October 31, 2020, was $206,836 including the amortization of debt discount of $202,500 and interest expense of $4,336.

6.	INTANGIBLE ASSETS

As of October 31, 2021, and January 31, 2021, intangible assets consisted of intellectual property, customer base and trademarks, net of amortization, as follows:

	October 31,	January 31,
	2021	2021
Customer base	$314,100	$314,100
License agreement	50,000	-
Intellectual property	817,400	817,400

Total	1,181,500	1,131,500

Less: Accumulated amortization	(222,133)	(124,770)

Net Intangible Assets	$959,367	$1,006,730

In February 2021, the Company acquired an IP license for $50,000, see Note 10- “Rambam Agreement” for further discussion regarding the license agreement. The value of the intangible assets, consisting of intellectual property, license agreement and customer base has been recorded at their fair value by the Company and are being amortized over a period of three to ten years. Amortization expense for the nine months ended October 31, 2021, and 2020 was $97,363 and $27,802, respectively.

Estimated Amortization:

Total
Year Ended January 31,
Remainder of 2022	$32,416
2023	129,776
2924	129,776
2025	113,109
2026 and thereafter	554,290
$959,367

7.	RELATED PARTY TRANSACTIONS

a)	In connection with the acquisition of Pocono, the Company recorded various transactions and operations through Pocono Coated Products LLC, a related entity. During the nine months ended October 31, 2021, the Company was advanced $7,862 in finance payments. As of October 31, 2021, the Company owed Pocono $4,203. The Company also issued a note in the amount of $1,500,000 to Pocono Coated Products LLC. In October 2021, the related party note payable was repaid. See Note 5 for further discussion.

b)	For services to the Company resulting in a listing on a National Exchange and material capital raise of no less than $4 million, the Company will pay the Company’s President and Chief Executive Officer a Milestone bonus of up to $50,000 each. Should any transaction include a warrant clause, the President and Chief Executive Officer shall receive a further $50,000 bonus for every $2 million exercised. For the nine months ended October 31, 2021, the President and Chief Executive Officer each received $100,000.

8.	STOCKHOLDERS’ EQUITY

Preferred Stock

On January 15, 2016, the board of directors of the Company approved a certificate of amendment to the articles of incorporation and changed the authorized capital stock of the Company to include and authorize 10,000,000 shares of Preferred Stock, par value $0.001 per share.

On May 24, 2019, the board of directors created a series of preferred stock consisting of 2,500,000 shares designated as the Series A Convertible Preferred Stock (“Series A Preferred Stock”). On June 20, 2019, the Series A preferred Stock was terminated, and the 2,500,000 shares were restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such stock is once more designated as part of a particular series by the board of directors.

Common Stock

On June 25, 2019, the Company effected a one-for four reverse stock split, pursuant to which each share of common stock became converted into 0.25 shares of common stock, and the Company decreased its authorized common stock from 100,000,000 to 25,000,000 shares.

On January 27, 2020, the Company amended its articles of incorporation to increase its authorized common shares from 25,000,000 shares to 250,000,000 shares.

Activity during the Nine Months Ended October 31, 2020

On March 22, 2020, the Company issued in a private placement 46,828 units at a price of $11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $14 per share. The warrants expire April 30, 2023. The Company issued a total of 46,828 shares of common stock and warrants to purchase 46,828 shares of common stock. The Company received proceeds of $515,108.

In March 2020, a minority shareholder who had previously made loans of $215,000, made an additional loan to the Company in the amount of $60,000, increasing the loans to shareholder to $275,000. On March 27, 2020, the Company issued 25,000 shares of common stock upon reaching a settlement with the noteholder to convert the notes in the principal amount of $275,000. The transaction resulted in a loss on extinguishment of $12,500.

On June 30,2020, the Company issued 5,000 shares to a consultant for services rendered to the Company. The fair value of the common stock at the date of issuance was $50,000, of which $38,000 is included in selling and general administrative expenses and $12,000 is included in prepaid expenses.

On August 31, 2020, the Company acquired the membership interests in Pocono Coated Products LLC and issued 608,519 shares of its common stock, valued at $6,000,000, and issued a promissory note in the amount of $1,500,000. See Note 3 for further information.

Activity during the Nine Months Ended October 31, 2021

(1)	On February 25, 2021, in connection with the Company’s License Agreement with Rambam, pursuant to a Stock Purchase Agreement with BPM Inno Ltd (“BPM”), the Company issued 81,396 shares of common stock to BPM and received proceeds of $700,000 to be applied to product development expenses under the License Agreement. The Company entered into the Stock Purchase Agreement with BPM in December 2020 and received a payment of $60,000 which is included in Stockholders’ Equity as Subscription Payable in the Company’s consolidated balance sheet as of January 31, 2021. In February 2021, BPM advanced a payment for the Company to Rambam in the amount of $57,000 for the license fee. The balance of the funds of $583,000 was received in February 2021. See footnote 10 for further discussion.

(2)	On February 25, 2021, the Company issued 5,602 shares of common stock, valued at $60,000, for consulting services pursuant to a consultant agreement commencing December 1, 2020. The Company has reflected $10,000 representing 934 shares as Subscription Payable in the Stockholders’ Equity in the Company’s consolidated balance sheet as of January 31, 2021.

On February 15, 2021, the Company issued 12,500 shares of common stock, valued at $350,000, for consulting fees in connection with the Rambam License Agreement discussed in Note 10.

(3)	On October 5, 2021, the Company consummated a public offering (the “IPO”) of 1,056,000 units (the “Units”), each Unit consisting of one share of common stock and one warrant (each a “Warrant”) at a price of $6.25 per Unit, and an additional 158,400 warrants pursuant to exercise of the underwriters’ over-allotment option. The underwriters also received an additional 105,600 warrants. At closing, the Company received net proceeds of $5,836,230 from the sale of our securities in the IPO, which included direct offering costs of $790,000. Concurrently, with the October 1, 2021 effective date of the IPO, the shares of our common stock and the Warrants sold to the public in the IPO were listed for trading on the Nasdaq Capital Market. Each Warrant is immediately exercisable, will entitle the holder to purchase one share of common stock at an exercise price of $7.50 and will expire five years from the date of issuance. The shares of common stock and Warrants are separately transferred immediately upon issuance.

(4)	On October 19, 2021, the Company issued 275,000 shares of its common stock and received proceeds of $2,062,500 from the exercise of 275,000 public warrants.

(5)	On October 25, 2021, the Company issued 17,182 shares of its common stock in exchange for the extinguishment of debt in the amount of $100,000. See Note 5 for further discussion.

(6)	On October 25,2021, the Company issued 26,642 shares, valued at $144,000, for consulting services issued in connection with research and development expenses. The shares were issued in settlement of liabilities.

(7)	On October 5, 2021, in connection with the Company’s IPO, two former debtholders were issued an additional 72,200 warrants at an exercise price of $6.25 per share in accordance with the anti-dilution provision of their agreement. The fair value of the warrants issued amounted to $196,589 and the Company recorded the transaction as a deemed dividend related to the warrant round down. In October 2021, one of the debtholders exercised the 36,100 warrants as a cashless warrant and was issued 14,898 shares of common stock.

(8)	On October 22, 2021, the Company issued 125,000 warrants for services to the Company’s CFO and a service provider in connection with the Company’s IPO. The warrants are exercisable at $4.90 per share and expire in three years. The fair value of the warrants issued was $365,000.

9.	WARRANTS

The following table summarizes the changes in warrants outstanding and the related price of the shares of the Company’s common stock issued to non-employees of the Company. During the nine months ended October 31, 221, the Company issued 1,056,000 public warrants in connection with its public offering, 105,600 to the underwriters in connection with its public offering, 158,400 warrants issued to the underwriters for the related over-allotment, 125,000 (of which 75,000 were issued to the Chief Financial Officer) warrants for services and 72,200 warrants to previous convertible noteholders as additional compensation due to the warrant round down provisions of their agreement. See Note 5 for further discussion.

The warrant exercise price to the previous convertible noteholders was adjusted to $6.25 for the round down provision and the resulting $196,589 of deemed dividend was recorded during the nine months ended October 31, 2021. The fair value of the 125,000 warrants issued for services amounted to $365,000 and was recorded during the same period. The Company used the Black-Scholes model to determine the fair value of both the $196,589 in deemed dividends and the $365,000 in compensation. The valuation model used a dividend rate of 0%; expected term of 1.5 years; volatilities ranging from 136% to 145%; and risk-free rate 0.10%.

		Exercise	Remaining	Intrinsic
	Shares	Price	Life	Value
Outstanding, January 31, 2021	141,828	$11.99	2.16 years	$285,000

Granted	1,517,200	7.23	-	-

Expired/Cancelled	-	-	-	-

Exercised	(311,100)	7.35	-	-

Outstanding - period ending October 31, 2021	1,347,928	$7.36	4.09 years	$171,301

Exercisable - period ending October 31, 2021	1,347,928	$7.36	4.09 years	$171,301

The following table summarizes additional information relating to the warrants outstanding as of October 31, 2021:

Range of Exercise	Number	Weighted Average Remaining Contractual	Weighted Average Exercise Price for Shares	Number	Weighted Average Exercise Price for Shares	Intrinsic
Prices	Outstanding	Life(Years)	Outstanding	Exercisable	Exercisable	Value

$6.25	131,100	1.00	$6.25	131,100	$6.25	$1,301
$14.00	46,828	1.50	$14.00	46,828	$14.00	$-
$7.50	1,045,000	4.73	$7.50	1,045,000	$7.50	$-
$4.90	125,000	2.84	$4.90	125,000	$4.90	$170,000

10.	COMMITMENTS AND CONTIGENCIES

Legal Proceedings

On July 27, 2018, the Company commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from the Company’s decision to seek to rescind for misrepresentation the agreement by which the Company acquired advanced Health Brands, Inc. for 1,250,000 shares of common stock valued at $2,500,000 and seek return of the shares. On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker filed a Motion to Dismiss the Company’s Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration. On January 4, 2019, the court dismissed the Company’s complaint with prejudice, and directed the defendants to assign the Company within 30 days, the six patents never duly transferred to the Company. On February 1, 2019, the Company appealed the court’s order. Pursuant to a settlement agreement with one of the defendants, that defendant returned the 50,000 shares which had been issued to her, and the shares were cancelled as of January 31, 2019. On June 7, 2019, the individual defendants (other than the defendant whom the Company has a settlement agreement), filed a motion for sanctions and civil contempt against us, which generally claimed that we failed to comply with the Court’s January 4, 2019, order by refusing to issue the Ruling 144 letters that would allow the defendants to transfer their shares of common stock. On October 29, 2019, the Court denied the Defendants motion. On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed our complaint, with prejudice, and gave us leave to file an amended complaint. On July 7, 2020, Defendants filed Notice for Trial, requesting the court to set a trial date. The Company and defendants have served their first set of interrogatories on each other and have filed answers and responses to each other’s first set of interrogatories.

On August 22, 2018, four of the defendants in the Florida action described in the previous paragraph filed a complaint against the Company in the Franklin County, Ohio Court of Common Pleas seeking a declaratory judgment permitting them to sell the shares of common stock they received pursuant to the acquisition agreement. The parties have agreed to a stay pending the outcome of the Florida litigation.

On April 29, 2019, the Company filed a securities fraud action in the U.S. District Court for the Eastern District of New York against Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Advanced Health Brands and TD Therapeutic, Inc. In the complaint the Company alleges that in 2017, the defendants fraudulently and deceitfully obtained 1,250,000 shares of common stock by orchestrating a months-long scheme to defraud the Company. The Company is seeking the return of the shares of common stock and monetary damages resulting from the defendants’ fraudulent conduct. The defendants filed a motion to dismiss the complaint on August 23, 2019, and on September 13, 2019, the Company filed its response. On July 20, 2020, the Court denied the defendant’s motion to dismiss the complaint, and the parties have recently commenced the discovery phase of the litigation. The Court has scheduled a trial date in early 2022.

Employment Agreements

The Company entered into a three-year employment agreement with Gareth Sheridan, our CEO, effective April 25, 2019. The agreement also provides that the executive will continue as a director. The agreement provides for an initial term, commencing on the effective date of the agreement and ending on January 31, 2024, and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or any one-year extension. For his services to the Company during the term of the agreement, Mr. Sheridan receives an annual salary $42,000 per annum, commencing on the effective date of the agreement and increasing to $250,000 per annum in the month in which the Company shall have received not less than $2,500,000 from one or more public or private financings of the Company’s equity securities subsequent to the date of the agreement. During the year ended January 31, 2021, the salary was increased to $60,000 per annum.

Rambam Agreement

On December 9, 2020, the Company entered into a License Agreement (the “License Agreement”) with Rambam Med-Tech Ltd. (“Rambam”), Haifa, Israel, to develop the RAMBAM Closed System Transfer Device (“CTSD”) and such other products as the parties agree to develop/commercialize. The Company will license from Rambam the full technology, IP, and title to CTSD in the field, with an Initial license fee of $50,000 and running royalties on net sales. The $50,000 license fee was paid by a third party at the direction of the Company in February 2021, at which time the agreement became effective.

The Company had entered into a prior agreement, dated November 13, 2020, with BPM Inno Ltd., Kiryat, Israel (“BPM”), that, in consideration of BPM’s introduction of Rambam to the Company, provided for BPM to have the rights as the exclusive of agent of the Company with Rambam and any other parties similarly introduced by BPM, and for a commission payable to BPM by the Company of 4.5% of revenues received by the Company resulting from the introduction of Rambam (and any other companies as to which the exclusive agency of BPM was in effect), and for BPM’s payment of a royalty to Rambam. If the Company fails to commercialize the medical products subject to the License Agreement with Rambam within 36 months, under the November 13, 2020 agreement, BPM and the Company would share 50/50 in the revenues generated from sales of the licensed products from Rambam. This agreement further provides that it will be effective for a period of 10 years, with either party having the right to terminate on notice given 30 days prior to the desired termination, and also provided for certain territorial distribution rights of BPM as are set forth in the March 10, 2021 Distribution Agreement between the Company and BPM.

BPM Distribution and Stock Purchase Agreements

(a)	On March 10, 2021, the Company finalized the Distribution Agreement with BPM, providing for distribution of the medical products developed and produced under the License Agreement. Under the Distribution Agreement, BPM has the right to distribute the medical products in Israel and has a right of first refusal in relation to all other countries/states, other than United States, Korea, China, Vietnam, Canada and Ecuador, which are termed excluded countries.

(b)	The Company and BPM entered into a Stock Purchase Agreement (“SPA”), dated December 7, 2020, providing for the purchase by BPM of 81,396 shares of common stock at a price of $8.60 per share, or $700,000. In December 2020, the Company received an initial payment of $60,000 under the SPA, which is included in Stockholders’ Equity in the Company’s consolidated balance sheet as of January 31, 2021. On February 25, 2021, in connection with the Company’s License Agreement with Rambam, pursuant to the SPA, the Company issued 81,395 shares of common stock to BPM and received the balance of the proceeds of $700,000 to be applied to product development expenses under the License Agreement.

11.	SUBSEQUENT EVENTS

On November 1, 2021, The Board of Directors adopted the 2021 Employee Stock Option Plan (the “Plan”). The Company has reserved 350,000 shares under the Plan to issue and sell upon the exercise of stock options. On November 20,2021, 163,500 options to purchase shares of the Company’s common stock were issued to executive officers and directors of the Company at a price of $5.96 per share. Under the Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 or which are not intended to qualify as Incentive Stock Options thereunder. The Plan also provides for restricted stock awards representing shares of common stock that are issued subject to such restrictions on transfer and other incidents of ownership and such forfeiture conditions as the Board of Directors, or the committee administering the Plan composed of directors who qualify as “independent” under Nasdaq rules, may determine. On November 3, 2021, the Company filed a Registration Statement on Form S-8, to register under the Securities Act of 1933, as amended, the 350,000 shares of common stock reserved for issuance under the Plan.

On November 26, 2021, the Company paid off two equipment leases in the amount of $116,000, which included a $10,000 purchase option on one of the leases.

In November 2021, 30,000 warrants issued in the IPO were exercised, with net proceeds to the Company of $225,000.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this report. Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended January 31, 2021, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10-Q and information contained in other reports that we file with the SEC. You are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

We file reports with the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, except as required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this quarterly report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

References to “we,” “us,” “our” and words of like import refer to Nutriband Inc. and its subsidiaries unless the context indicates otherwise. Unless the context indicates otherwise, references to 4P Therapeutics relate to the operations of 4P Therapeutics LLC prior to our acquisition of 4P Therapeutics on August 1, 2018, and references to Pocono and Active Intelligence to operations of those companies prior to our acquisition of the PCP segment on August 31, 2020.

Overview

Our primary business is the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. We believe that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy is to follow the development of our abuse deterrent fentanyl transdermal system with the development of additional transdermal prescription products for pharmaceuticals that have risks or a history of abuse. In addition, we are developing a portfolio of transdermal pharmaceutical products to deliver commercially available drugs or biologics that are typically delivered by injection but with the potential to improve compliance and therapeutic outcomes.

Because of our financial position, we have put our development efforts with respect to these products on hold, and our only business is the performance of contract services for a small number of customers. Because of both our financial position and the effects of the COVID-19 pandemic, our contract service business has also been scaled back. The description of our business in this annual report is based on our ability to raise significant financing or enter into a joint venture agreement with a third party that has the financial ability to fund the joint venture’s operations. We cannot assure you that we will be able to obtain necessary financing or enter into a joint venture agreement on reasonable, if any, terms. If we are not able to continue obtain financing or enter into a joint venture agreement, we may not be able to continue in business.

Through July 31, 2018, our business was the development of a line of consumer and health products that are delivered through a transdermal patch which we plan to sell internationally. Consumer products are products that are sold over the counter and do not require a prescription. Most of our consumer products require FDA approval for sale in the United States, and we have not sought to obtain, and we do not plan to seek to obtain, FDA approval to market these products in the United States at this time. Following our acquisition of Pocono, our focus is primarily now on providing contract manufacturing services and consulting services to 3rd party brands with no intention at this time to launch our own consumer products.

With our acquisition of 4P Therapeutics on August 1, 2018, our focus changed, and we are seeking to develop and seek FDA approval on a number of transdermal pharmaceutical products under development by 4P Therapeutics. As a result of the acquisition of 4P Therapeutics, we have pipeline of potential products.

4P Therapeutics has not generated any revenue from any of its products under development. Rather, prior to our acquisition, 4P Therapeutics generated revenue to provide cash for its operations through contract research and development and related services for a small number of clients in the life sciences field on an as-needed basis. We are, for the near term, continuing this activity, although we do not anticipate that it will generate significant revenues and, since our acquisition, it has generated a negative gross margin. We have no long-term contractual obligations, and either party can terminate at any time.

With the change in our focus, our capital requirements have increased substantially. The process of developing pharmaceutical products and submitting them for FDA approval is both time consuming and expensive, with no assurance of obtaining approval from the FDA to market our product in the United States. We have budgeted $5.0 million for research and development of our abuse deterrent fentanyl transdermal system, including clinical manufacturing and clinical trials that need to be completed in order to obtain FDA approval. However, the total cost could be substantially in excess of that amount.

On March 25, 2020, we completed a private placement of 46,828 units at a price of $11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $14 per share. The warrants expire April 30, 2023. We issued a total of 46,828 shares of common stock and warrants to purchase 46,828 shares of common stock. We received proceeds of $515,113.

On March 25, 2020, we paid off the convertible notes in the principal amount of $270,000 from the proceeds of the private placement. The total payments, including the prepayment penalty and accrued interest, was $345,656. The payment was made from the proceeds of the private placement. As a result of the payment of the notes, the derivative liability, which was $928,774 at July 31, 2020, was reduced to zero. As a result of a completed private placement, the warrants to purchase 50,000 shares at the lesser of (i) $20.90 or, (ii) if the Company completes its public offering of its common stock, 110% of the initial public offering price of the Common Stock in the public offering, became a warrant to purchase 95,000 warrants at $11 per share, subject to adjustment pursuant to the antidilution provisions of the warrant. The Company recorded a derivative liability for the warrants in the amount of $906,678 and reclassed the derivative liability to additional paid-in capital as of January 31, 2021.

In March 2020, a minority stockholder who had previously made loans to us in the total amount of $215,00, made an additional loan to us in the amount of $60,000, increasing the total loans from the stockholder to $275,000. On March 27, 2020, we issued 25,000 shares of common stock upon conversion of the notes.

Pursuant to a Stock Purchase Agreement (“SPA”), dated December 7, 2020, with the Company, BPM Inno Ltd., Kiryat, Israel, purchased 81,396 shares of common stock at a price of $8.60 per share, or $700,000, which provided payment for the RamBam license. The transaction was completed at a closing on February 26, 2021.

On August 31, 2020, the Company entered into a Purchase Agreement (“Agreement”), with Pocono Coated Products (“PCP”), pursuant to which PCP agreed to sell the Company all of the assets associated with its Transdermal, Topical, Cosmetic and Nutraceutical business (the “Assets”). PCP is the manufacturer of our transdermal products, and we bought that business from them. The purchase price for the Assets was (i) $6,000,000 paid in shares of the Company’s common stock at a value of the average price of the previous 90 days at the date of Closing (the “Shares”); (ii) a promissory note of the Company in the principal amount of $1,500,000, which is due upon the earlier of (a) twelve (12) months from issuance, or (b) immediately following a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. The note was repaid in full in October 2021. Subsequent to the repayment of the note, the Shares were released from escrow.

On October 5, 2021, the Company, having been approved for the listing of its common stock on The Nasdaq Capital Market effective October 1, 2021, consummated a public offering (the “IPO”) of units (the “Units”), of common stock and warrants that were offered in the IPO on The Nasdaq Capital Market, which included 1,056,000 (each a “Unit”), each Unit consisting of one share of common stock, par value $0.001 per share, and one warrant (each a “Warrant”) at a price of $6.25 per Unit. Each Warrant is immediately exercisable, will entitle the holder to purchase one share of common stock at an exercise price of $7.50 and will expire five (5) years from the date of issuance. The underwriters’ over-allotment option was exercised for 158,400 warrants to purchase shares of common stock bringing to total net proceeds to the Company from the IPO to $5,836,230. The shares of common stock and Warrants are separately transferred immediately upon issuance. As of October 31, 2021, 275,000 Warrants issued in the IPO have been exercised, with net proceeds to the Company of $2,062,500. In November 2021, an additional 30,000 warrants were exercised, with net proceeds to the Company of $225,000.

On November 1, 2021, The Board of Directors adopted the 2021 Employee Stock Option Plan (the “Plan”). The Company has reserved 350,000 shares to issue and sell upon the exercise of stock options issued under the Plan. On November 20,2021, the Board approved options to purchase 163,500 shares of the Company’s common stock issued to executive officers and directors of the Company at a price of $5.96 per share. On November 3, 2021, the Company filed a Registration Statement on Form S-8, to register under the Securities Act of 1933, as amended, the 350,000 shares of common stock reserved for issuance under the Plan.

Results of Operations

Three Months Ended October 31, 2021 and 2020

For the three months ended October 31, 2021, we generated revenue of $283,037 and our costs of revenue were $173,694, resulting in a gross margin of $109,343. For the three months ended October 31, 2020, we generated revenue of $391,797 and our costs of revenue were $228,772, resulting in a gross margin of $163,025. Our revenue for October 31, 2021 was derived from sales from our recent acquisition of transdermal patches. Since we do not have the funds for development of our lead product, the 4P Therapeutics fixed costs are allocated to the contract services that we perform for clients. Our cost of revenue for our contract research and development services represents our labor cost plus a modest amount of material costs which we passed on to the client. The Company moved from the 4P facilities, and many of the prior costs relating to the facility were not incurred. We did not have any revenue from our South Korean customer but expect revenue will recommence during the fourth quarter.

For the three months ended October 31, 2021, our selling, general and administrative expenses were $1,486,784 primarily legal, accounting, administrative salaries and non-cash expenses compared to $203,976 for the three months ended October 31, 2020.The increase from 2020 is primarily attributable to non-cash consulting expenses and amortization of warrants of $529,400, administrative salaries of $250,000 and the inclusion of expenses of $171,702 of Active Intelligence in 2021.

During the three months ended October 31, 2021, the Company commenced its research and development expenses of its Aversa product and incurred $144,000 of salary liabilities that were paid with the issuance of common stock.

We incurred interest expense of $33,380, primarily from the amortization of debt discounts for the three months ended October 31, 2021, as compared to $1,618 for the three months ended October 31, 2020.

As a result of the foregoing, we sustained a net loss of $1,768,410 or $(0.27) per share (basic and diluted) for the three months ended October 31, 2021, compared with a loss of $42,569, or $(0.01) per share (basic and diluted) for the three months ended October 31, 2020. The net loss for 2021 includes a deemed dividend of $196,589 from the settlement of a warrant round down.

Nine Months Ended October 31, 2021 and 2020

For the nine months ended October 31, 2021, we generated revenue of $930,264 and our costs of revenue were $529,300, resulting in a gross margin of $400,964. For the nine months ended October 31, 2020, we generated revenue of $595,611 and our costs of revenue were $420,648, resulting in a gross margin of $174,963. Our revenue for October 31, 2021 was derived from three sources – (1) a continuation of research and development contracts of the type 4P Therapeutics performed prior to our acquisition, which accounted for $205,976, (2) sales of our consumer transdermal product to or South Korean distributor, which accounted for $86,600 which our distributor purchased for its preliminary marketing efforts since the product has not obtained regulatory approval for retail sales in South Korea and (3) sales from our recent acquisition of transdermal patches, which accounted for $637,688. Since we do not have the funds for development of our lead product, the 4P Therapeutics fixed costs are allocated to the contract services that we perform for clients. Our cost of revenue for our contract research and development services represents basically our labor cost plus a modest amount of material costs which we passed on to the client. The Company moved from the 4P facilities, and many of the prior costs relating to the facility were not incurred.

For the nine months ended October 31, 2021, our selling, general and administrative expenses were $2,575,611 primarily legal, accounting, administrative salaries and non-cash expenses compared to $589,224 for the nine months ended October 31, 2020.The increase from 2020 is primarily attributable to non-cash consulting expenses of $754,400 and the inclusion of expenses of $487,617 of Active Intelligence in 2021.

During the quarter ended October 31, 2021, the Company commenced research and development expenses on its Aversa product and incurred $144,000 of salary liabilities that were paid with the issuance of common stock.

During the nine months ended October 31, 2020, we incurred gain on change in fair value of derivatives of $22,096 in connection with our October 2019 financing in which we raised gross proceeds of $250,000 and net proceeds of approximately $230,000 from the sale of convertible notes and warrants. During the nine months ended October 31, 2021, the Company incurred a gain on extinguishment of debt of $43,214, consisting primarily of forgiveness of a PPP loan.

We incurred interest expense of $115,268, primarily from the amortization of debt discounts for the nine months ended October 31, 2021, as compared to $206,836 for the nine months ended October 31, 2020.

As a result of the foregoing, we sustained a net loss of $2,604,290 or $(0.40) per share (basic and diluted) for the nine months ended October 31, 2021, compared with a loss of $680,632, or $(0.12) per share (basic and diluted) for the nine months ended October 31, 2020. The net loss for 2021 includes a deemed dividend of $196,589 from the settlement of a warrant round down.

Liquidity and Capital Resources

As of October 31, 2021, we had $5,485,344 in cash and cash equivalents and working capital of $4,939,237, as compared with cash and cash equivalents of $151,993 and working capital deficiency of $2,254,418 as of January 31, 2021. The Company received proceeds of approximately$8.5 million from the completion of its public offering, exercise of warrants and the sale of common stock during the nine months ended October 31, 2021.

For the nine months ended October 31, 2021, we used cash of $1,576,789 in our operations. The principal adjustments to our net loss of $2,407,701 were amortization of debt discount of $97,477, depreciation and amortization of $235,380, and stock-based compensation of $754,400, offset by a gain on extinguishment of debt of $43,214.

For the nine months ended October 31, 2021, we used cash in investing activities of $51,388 primarily for the purchase of equipment. During the year ended October 31, 2020, cash received from acquisition amounted to $66,964.

For the nine months ended October 31, 2021, we had cash flows of $6,961,528 from financing activities, primarily $8.5 million from the completion of our public offering, exercise of warrants, and gross proceeds from the sale of common stock offset by a payment on long-term debt of $1.5 million.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Going Concern

As of October 31, 2021, the Company believes the substantial doubt about its status as a going concern has been resolved. The going concern conditions that caused substantial doubt no longer exist as the Company has positive cash flow during the last quarter and as of October 31, 2021, has positive working capital. In October 2021, the Company consummated a public offering and received net proceeds of $5,836,230. The Company also received $2,026,500 of proceeds from the exercise of warrants. Management retired most of its debt and other current obligations. Management has implemented other plans to alleviate the substantial doubt. These plans include a substantial increase in projected sales commitments. These factors did not exist in prior years during its start-up operations. The Company’s recent history of losses has continued but future positive cash flow projections due to its management’s plans which includes its acquisition in the latter part of 2020 will enable the Company to alleviate the substantial doubt about the Company’s ability to continue as a going concern. Management’s plans have been currently implemented. The plans enable the Company to meet its obligations for at least one year from the date when the financial statements are issued.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. We adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018. Topic 606 requires us to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Revenue Service Types

The following is a description of our revenue service types, which include professional services and sales of goods:

●	Professional services include the contract of research and development related services with our clients in the life sciences field on an as-needed basis. Deliverables primarily consist of detailed findings and conclusion reports provided to the client for each given research project engaged.

●	Sales revenues are generated from the sale of our products. Upon the receipt of a purchase order, we have the order filled and shipped.

Contracts with Customers

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Deferred Revenue

Deferred revenue is a liability related to a revenue producing activity for which revenue has not been recognized. The Company records deferred revenue when it receives consideration from a contract before achieving certain criteria that must be met for revenue to be recognized in accordance with GAAP. As of October 31, 2021 and January 31, 2021, the balance of deferred revenue was $239,582 and $86,846, respectively.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the Company’s different revenue service types, the performance obligation is satisfied at different times. Our performance obligations include providing products and professional services in the area of research. We recognize product revenue performance obligations in most cases when the product has shipped to the customer. When we perform professional service work, we recognize revenue when we have the right to invoice the customer for the work completed, which typically occurs on a monthly basis for work performed during that month.

All revenue recognized in the statement of operations is considered to be revenue from contracts with customers.

Stock-Based Compensation

ASC 718, “Compensation — Stock Compensation,” prescribes accounting and reporting standards for all stock-based payment transactions in which employee services, and, since February 1, 2019, non-employee services, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Stock-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisition has also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceeds their fair value. The Company does not amortize goodwill in accordance with ASC 350. On August 31, 2020, in connection with the Company’s acquisition of Pocono Coated Products LLC and Active Intelligence LLC, the Company recorded Goodwill of $5,810,640. As of October 31, 2021 and January 31, 2021, Goodwill amounted to $7,529,875.

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between fair market value of the long-lived asset and the related net book value.

New Financial Accounting Standards

The Company has implemented all new pronouncements, including the adoption of ASU 2018-13, ASU 2019-12, and ASU 2020-06, that are in effect and that may impact its consolidated financial statements and does not believe that there any new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements or results of operations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure controls and procedures.

As of the end of period covered by this report, we carried out an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15. Based upon that evaluation, we concluded that our disclosure controls and procedures are not effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management has determined that our internal controls contain material weaknesses due to the absence of segregation of duties, as well as lack of qualified accounting personnel, and excessive reliance on third-party consultants for accounting, financial reporting and related activities. During the past fiscal year, we have added qualified accounting personnel, so the Company does not have to rely on third-party consultants. The Company has established additional monitoring controls over the financial statements. We have also improved our internal controls to provide for a detailed accounting review of all revenue items and accounts receivable and accounts payable transactions in connection with the entry and categorization of each transaction in the preparation of the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in internal controls over financial reporting.

No changes were made to our internal controls in the quarterly period covered by this report that have materially affected, or are reasonably likely materially to affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

On August 10, 2018, we, our chief executive officer and our chief financial officer received a Wells notice from the enforcement division staff of the Miami Regional Office of the SEC in connection with an investigation into the accuracy of certain statements in our Form 10 registration statement filed June 2, 2016, as amended, and our Form 10-K annual report filed May 8, 2017. The staff’s inquiry was focused on our disclosure language in those filings relating to the FDA requirements for our consumer transdermal patch products in that our filings did not accurately reflect the FDA’s jurisdiction over our consumer products and did not disclose that we could not legally market these products in the United States. On September 7, 2018, we and the officers filed a Wells submission in response. After engaging in settlement discussions with the staff about the matters under investigation, we and the officers submitted an offer of settlement to resolve the investigation without admitting or denying any violations of the federal securities laws.

On December 26, 2018, the SEC announced that it has accepted the settlement offer and instituted settled administrative cease-and-desist proceedings against us and the named officers. The SEC’s administrative order, dated December 26, 2018, finds that we and the officers consented – without admitting or denying any findings by the SEC– to cease-and-desist orders against them for violations by us of Sections 12(g) and 13(a) of the Exchange Act 1934 and Rules 12b-20 and 13a-1 thereunder, which require issuers to file accurate registration statements and annual reports with the SEC; violations by the officers for causing our violations of the above issuer reporting provisions; and violations by the officers of Rule 13a-14 of the Exchange Act, which requires each principal executive and principal financial officer of issuers to attest that annual reports filed with the SEC do not contain any untrue statements of material fact. In addition to consenting to the cease-and-desist orders, the officers have each agreed to pay a $25,000 civil penalty to resolve the investigation. The administrative order does not impose a civil penalty or any other monetary relief against us.

On July 27, 2018, we commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from our decision to seek to rescind for misrepresentation the agreement by which we acquired advanced Health Brands, Inc. for 1,250,000 shares of common stock valued at $2,500,000 and seek return of the shares. On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker filed a Motion to Dismiss our Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration. On January 4, 2019, the court dismissed our complaint with prejudice, and directed the defendants to assign to us within 30 days, the nine patents never duly transferred to us. On February 1, 2019, we appealed the court’s order. Pursuant to a settlement agreement with one of the defendants, that defendant returned the 50,000 shares which had been issued to her, and the shares were cancelled as of January 31, 2019. On June 7, 2019, the individual defendants (other than the defendant whom we have a settlement agreement), filed a motion for sanctions and civil contempt against us, which generally claimed that we failed to comply with the Court’s January 4, 2019 order by refusing to issue the Ruling 144 letters that would allow the defendants to transfer their shares of common stock. On October 29, 2019, the Court denied the defendants’ motion. On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed our complaint with prejudice, and gave us leave to file an amended complaint/

On August 22, 2018, four of the defendants in the Florida action described in the previous paragraph filed a complaint against us in the Franklin County, Ohio Court of Common Pleas seeking a declaratory judgment permitting them to sell the shares of common stock they received pursuant to the acquisition agreement. The parties have agreed to a stay pending the outcome of the Florida litigation.

On April 29, 2019, we filed a securities fraud action in the U.S. District Court for the Eastern District of New York against Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Advanced Health Brands and TD Therapeutic, Inc. In the complaint we allege that in 2017, the defendants fraudulently and deceitfully obtained 1,250,000 shares of common stock by orchestrating a months-long scheme to defraud us. We are seeking the return of the 1,200,000 shares of common stock and monetary damages resulting from the defendants’ fraudulent conduct. The defendants filed a motion to dismiss on August 23, 2019, and we filed our response on September 13, 2019. On July 20, 2020, the Court denied the defendant’s motion to dismiss the complaint, and the parties have recently commenced the discovery phase of the litigation. A trial date is expected to be set for some time in early 2022.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The risks set forth below are not the only risks facing us. Additional risks and uncertainties may exist that could also adversely affect our business, prospects or operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a significant part of your investment.

Because we are an early-stage company with minimal revenue and a history of losses and we expect to continue to incur substantial losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

We did not generate any revenue prior to the quarter ended October 31, 2018 and since then, we have incurred losses as, 4P Therapeutics generated only modest revenue from contract research and development services which are not related to our pharmaceutical transdermal patch business. Although we anticipate that, for the near term, we will continue to perform research and development services for third parties, we do not expect to generate significant revenue from performing contract research and development services for our clients and we have generated losses from operations from this business. During the year ended January 31, 2021, we experienced a significant decline in revenue from 4P Therapeutics’ largest customer. We generated negative cash flow from operations for the years ended January 31, 2021 and 2020. We are subject to the risks common to start-up, pre-revenue enterprises, including, among other factors, undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Drug development companies typically incur substantial losses during the product development and FDA testing phase of the business and do not generate revenues until after the drug has received FDA approval, which cannot be assured, and until the company has started to sell the product. We can give no assurance that we can or will ever be successful in achieving profitability and the likelihood of our success must be considered in light of our early stage of operations. We cannot assure you that we will be able to operate profitably or generate positive cash flow. If we cannot achieve profitability, we may be forced to cease operations and you may suffer a total loss of your investment.

Because we do not have a product we can market in the United States, we cannot predict when or whether we will operate profitably.

We have not completed the development of our lead product, which is our abuse deterrent fentanyl transdermal system, and we do not have any product that we can market in the United States. Because of the numerous risks and uncertainties associated with product development, we cannot assure you that we will be able to develop and market any products or achieve or attain profitability. If we are able to obtain financing for our operations, we expect that we will incur substantial expenses as we continue with our product development and clinical trials. Further, if we are required by applicable regulatory authorities, including the FDA as well as the comparable regulatory agencies in other countries in which we may seek to market product, to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. As a result, we expect to continue to incur substantial losses and negative cash flow for the foreseeable future.

A number of factors, including, but not limited to the following, may affect our ability to develop our business and operate profitably:

●	our ability to obtain necessary funding to develop our proposed products;

●	the success of clinical trials for our products;

●	our ability to obtain FDA approval for us to market any proposed product in our pipeline in the United States;

●	any delays in regulatory review and approval of product in development;

●	if we obtain FDA approval to market our product, our ability to establish manufacturing and distribution operations or entering into manufacturing and distribution agreements with qualified third parties;

●	market acceptance of our products;

●	our ability to establish an effective sales and marketing infrastructure;

●	our ability to protect our intellectual property;

●	competition from existing products or new products that may emerge;

●	the ability to commercialize our products;

●	potential product liability claims and adverse events;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

We are dependent on obtaining additional financing to enable us to pay off debt and to resume our product development operations.

Our continued operations are substantially dependent on our ability to obtain additional financing to pay off substantial debt incurred in our August 31, 2020 acquisition of Pocono Coated Products, LLC and to provide us with the ability to resume product development operations and continue to finance our current operations and generate growth in our revenues.

Our business is impacted by the following additional key risks:

●	Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, which was declared by the World Health Organization as a global pandemic, and is resulting in travel and other restrictions to reduce the spread of the disease, including state and local orders across the country, which, among other things, direct individuals to shelter at their places of residence, direct businesses and governmental agencies to cease non-essential operations at physical locations, prohibit certain non-essential gatherings, and order cessation of non-essential travel. The effects of these orders, government-imposed quarantines and measures we would take, such as work-from-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

●	The FDA regulatory process may take longer and be more expensive than we anticipate without any assurance that we will obtain FDA approval.

●	If we are not able to obtain FDA approval for our lead product, we may not have the resources to develop any other product, and we may not be able to continue in business.

●	We may not be able to launch any products for which we receive FDA marketing approval.

●	We may not be able to establish a distribution network for the marketing and sale of any products for which we receive FDA approval.

●	We may not be able to establish manufacturing facilities in compliance with FDA good manufacturing practices or to enter into manufacturing agreements for the manufacture of our products in an FDA approved manufacturing facility.

●	It may be necessary to us to enter into a joint venture or other strategic relationship in order to develop, perform clinical testing for, manufacture or market any of our proposed products. We may not be able to enter into such a relationship, and any relationship may not be successful, and the other party may have business interests and priorities that are different from ours.

●	We are party to a settlement agreement with the SEC resulting from statements in our SEC filings that did not accurately reflect the FDA’s jurisdiction over our consumer products and did not disclose that we could not legally market these products in the United States. The settlement included a cease-and-desist order against violating the provisions of the Securities Exchange Act which require us to file accurate registration statements and annual reports with the SEC. Our failure to comply with our obligations under the settlement agreement could result in enforcement proceedings against us or our officers.

●	We may not be able to protect our rights in our intellectual property, and we may be subject to intellectual property litigation which would be expensive and disruptive of our operations even if we eventually prevail on the merits.

●	Unanticipated side effects or other adverse events resulting from the use of our product could require a recall of our products and, even if no recall is required, our reputation could be impaired by side effects.

●	We may not be able to evaluate potential acquisition candidates, with the result that we may not be able to benefit from the acquisition or integrate the acquired business with our business. We have recently incurred an impairment charge as a result of an acquisition when the intellectual property assets of the acquired company were not as represented. We cannot assure you that we will not incur similar or other problems with any future acquisitions.

●	We may fail to comply with all applicable laws and regulations relating to our product. We may have to change or adapt our operations in the event of changes in national, regional and local government regulations, taxation, controls and political and economic developments that affect our products and the market for our products;

●	We may be unable to accurately estimate anticipated expenses, capital requirements and needs for additional financing;

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds.

The following table sets forth the sales of unregistered securities since the Company’s last report filed under this item.

Date	Title and Amount (1)	Purchaser	Principal Underwriter	Total Offering Price/ Underwriting Discounts

October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 14,784 shares of common stock at an exercise price of $7.50.	WestPark Capital, Inc.	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 6,336 shares of common stock at an exercise price of $7.50.	Craig Kaufman	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 29,568 shares of common stock at an exercise price of $7.50 per share.	Douglas Bantum	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 6,336 shares of common stock at an exercise price of $7.50 per share.	Gene McNeil	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 6,336 shares of common stock at an exercise price of $7.50 per share.	Kenneth Bantum	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 21,120 shares of common stock at an exercise price of $7.50 per share.	Michael Wallach	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 21,120 shares of comon stock at an exercise price of $7.50 per share.	David Beth	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase75,000 shares s of common stock at an exercise price of $4.90 per share.	Gerald Goodman, Chief Financial Officer	NA	$0.01 per share/NA
October 22, 2021	Three-Year Common Stock Purchase Warrant to purchase 50,000 shares of common stock at an exercise price of $4.90 per share.	Michael Paige, Outside Counsel	NA	$0.01 per share/NA
October 22, 2021	14,333 shares of common stock.	Employee compensation.	NA	$84,000/NA
October 22, 2021	10,309 shares of common stock	Employee compensation	NA	$60,000/N/A
October 22, 2021	17,182 shares of common stock issued in conversion of $100,000 of debt.	TII Jet Services		$100,000/NA

(1)	These shares were issued pursuant to private offering exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (Securities Act), and Rules 506 and 701 promulgated thereunder, to a limited number of investors and are restricted shares as defined in the rules and regulations under the Securities Act.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibits
31.1	Section 302 Certificate of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certificate of Chief Executive Officer and Principal Financial Officer.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

In accordance with the requirements of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIBAND INC.

December 14, 2021	By:	/s/ Gareth Sheridan
Gareth Sheridan,
Chief Executive Officer
(Principal Executive Officer)

December 14, 2021	By:	/s/ Gerald Goodman
Gerald Goodman,
Chief Financial Officer
(Principal Financial and Accounting Officer)

ANNEX 2

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2021

Nutriband, Inc.

Nevada	000-55654	81-1118176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 S. Orange Ave. Suite 1500 Orlando, Florida	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

Registrant’s Telephone Number, Including Area Code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTRB	The Nasdaq Stock Market LLC
Warrants	NTRBW	The Nasdaq Stock Market LLC

Item 7.01.	Regulation FD Disclosure.

The Company announced on December 29, 2021 a share repurchase program to buy back up to $1,000,000 of its common stock. See Press Release attached as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibits are being filed with this Current Report on Form 8-K:

99.1	Nutriband Press Release dated December 29, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

NUTRIBAND, INC.

Date: December 30, 2021	By:	/s/ Gareth Sheridan
R: Gareth Sheridan
Chief Executive Officer

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